Exhibit 7.1

Aurelia Energy N.V.
Computation of Ratios

	1999	2000	2001	2002	2003
Pretax income from cont. oper. before adj. For min. int or income or loss from equity investees	44,225	37,929	31,266	13,763	11,514
plus fixed charges:
— interest expense or	32,285	36,116	28,776	48,898	45,120
capitalized	12,146	0	0	3,549	6,062
— amortized premiums, discounts and capitalized expenses related to indebtedness	710	710	710	2,395	2,651
— an estimate of the interest within rental expense	56	61	63	91	120
— preference security dividend req. of consolidated sub.

Total fixed charges	45,197	36,887	29,549	54,932	53,953

plus amortization of capitalized interest	2,206	2,728	2,487	2,003	2,481
plus distributed income to equity investors
plus the share of pre-tax losses of equity investees
less interest capitalized	12,146	0	0	3,549	6,062
less interest accrued subordinated Marenco loan	0	0	0	0	0
less preference security dividend req. of consolidated subsidiaries less minority interest in pre-tax income

Earnings	79,482	77,544	63,302	67,149	61,886

Fixed charges	45,197	36,887	29,549	54,932	53,953

Ratio of earnings to fixed charges	1.76	2.10	2.14	1.22	1.15

Cash interest expense (Interest paid)	36,610	28,232	20,738	41,829	39,722
EBITDA	117,938	128,363	107,430	111,800	104,239

EBITDA/Cash interest expense	3.22	4.55	5.18	2.67	2.62

Net debt	417,766	322,459	530,864	558,079	554,518

Net Debt/EBITDA	3.54	2.51	4.94	4.99	5.32